

July 26, 2012

Via E-mail
Stephen R. Brown
President and Chief Executive Officer
Hudson Valley Holding Corp.
21 Scarsdale Road
Yonkers, NY 10707

>   **Re: Hudson Valley Holding Corp.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed March 15, 2012**
>   **File No. 001-34453**

Dear Mr. Brown:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 3. Legal Proceedings, page 29

1.   In future filings, please revise the "Legal Proceedings" section to disclose the SEC's investigation of A.R. Schmeidler & Co., Inc. and the information required by Item 103 of Regulation S-K as it relates to this investigation, to the extent the investigation remains material to your business and results of operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of Management's Discussion and Analysis, page 34

2.   We note your disclosure that during the second half of 2010 and most of 2011, you deployed approximately $420 million of excess liquidity into multi-family loans, a category of commercial real estate (CRE). You also state that these loans have not historically been a strategic part of your lending programs and that these originations represented the majority of your new loans during 2011. Due to your significant increase in the origination of multi-family loans, please tell us and revise your future filings to address the following:

   • Clarify your statement that these loans are a category of CRE loans as your loan footnote disclosures beginning on page 88 indicate that these loans are included in residential real estate loans.
   • Disclose your origination policies and procedures related to multi-family loans.
   • Explain how you determine the allowance for loan losses for these loans given the fact that you have not historically originated these loans.
   • We note you disclose on page 44 that some of the multi-family loans originated in 2010 and 2011 were part of the $474 million of loans to be sold and were transferred to loans held for sale. Please quantify the amount of multi-family loans identified for sale, resulting write downs recorded, and the gain or loss realized upon the subsequent sale of these loans as noted in your Form 8-K filed on April 3, 2012.
   • Please revise to provide your multi-family loan portfolio as a separate class of financing receivable for purposes of providing all of the disclosures required by ASU 2010-20.

Allowance for Loan Losses, page 58

3.   We note your disclosure on page 59 which states that as of December 31, 2011 you had $2.4 million of specific reserves allocated to one loan. We further note on page 90 that this reserve relates to an impaired construction loan with a recorded investment of $3.76 million. We also note similar disclosure on page 45 of your Form 10-Q for March 31, 2012. Please provide us with a comprehensive analysis of this loan relationship including

a timeline of events detailing its credit performance which supports the amount of provisions for loan losses recorded. Specifically, please address the following:

- Tell us the relevant payment history, LTV statistics including how you determined the value of the collateral and when you classified this loan as nonperforming;
- Tell us how you determined the amount of provision to record as of March 31, 2012 and December 31, 2011 specifically identifying the triggering events and key information supporting the amounts recorded; and
- Tell us if you consider this loan to be collateral dependent, and if so, whether you obtained independent appraisals that supported the provisions recorded and the current carrying value of this loan. If you obtained an appraisal, please provide us with the relevant information provided in these reports which supports your accounting. Additionally, please tell us the last appraisal date and the type of appraisal obtained (new full appraisal, update of a prior full appraisal, etc.). If no appraisals were obtained, please tell us how you determined the amounts of the provisions recorded and the remaining carrying value of this loan.

4. As a related matter, we note in the table on page 90 that the aforementioned impaired construction loan is the only impaired loan which has a related specific allowance for loan losses and for which no charge-offs have been recorded as of December 31, 2011. We also note similar disclosure on page 45 of your Form 10-Q for March 31, 2012. Please compare and contrast the reason(s) this impaired construction loan has a specific allowance for loan loss as compared to the remainder of your impaired loans and taken into consideration your loan charge-off policies as disclosed on page 81.

5. We note your charge-off policies for your impaired loans that are real estate collateral dependent. We also note your charge-off policies disclosed on page 81. Please revise future filings to include the following:

- For your large groups of smaller balance homogenous loans that are collectively reviewed for impairment as disclosed on page 80 tell us whether you charge-off a loan after the loan is a certain number of days delinquent and whether this varies by type of loan;
- Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan due to an impairment that is determined to be permanent as referenced on page 80 as compared to recording a specific or general reserve;
- Revise to disclose the amount of nonperforming and impaired loans at each balance sheet date for which you have recorded partial charge-offs and the amount charged-off; and
- Clearly describe how partial charge-offs on nonperforming loans impact credit loss statistics and trends, especially the coverage ratio.

Item 8. Financial Statements and Supplementary Data

Note 2. Securities, page 84

6.   We note the significant unrealized losses related to your pooled trust preferred securities
        as of December 31, 2011 and March 31, 2012, as included in your Form 10-Q for March
        31, 2012. Noting the significant inputs provided on page 85, please address the following
        related to your deferral and default assumptions used in your calculation of the present
        value of cash flows expected to be collected for each of your pooled trust preferred
        securities:

        • Please tell us in detail how you develop your estimate of future deferrals and defaults.
        • Tell us how you consider the specific credit characteristics of the collateral
          underlying each individual security in developing your estimate of future deferrals
          and defaults and tell us whether you had different estimates of deferrals and defaults
          for each security owned.
        • Tell us and disclose in future filings if you treat actual deferrals the same as defaults.
        • Tell us and disclose in future filings your recover rate assumption and how you
          determine it. Specify if you have different recovery rates for actual defaults as
          compared to actual or estimated future deferrals and if you have different recovery
          rates for each security.

7.   Considering the significant judgment required to determine if a security is other than
        temporarily impaired and the focus users of financial statements have placed on this area,
        we believe comprehensive and detailed disclosure is required to meet the disclosure
        requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss
        exposure. Therefore, for each pooled trust preferred security with at least one rating
        below investment grade, please revise future filings to disclose the following information
        as of the most recent period end: class, book value, fair value, unrealized gain/loss,
        number of banks currently performing, actual deferrals and defaults as a percentage of the
        original collateral, expected deferrals and defaults as a percentage of the remaining
        performing collateral and excess subordination as a percentage of the remaining
        performing collateral. Additionally, please clearly disclose how you calculate excess
        subordination and discuss what the excess subordination percentage signifies, including
        relating it to other column descriptions, to allow an investor to understand why this
        information is relevant and meaningful. Please provide us with your proposed
        disclosures as of March 31, 2012.

Item 15. Exhibits

8.   In future filings, please file the 2011 Senior Officer Incentive Program as an exhibit to
        the Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz at (202) 551-3484 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney